1/21.

02060603

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jinhui Shipping Transportation Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4054 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/16/02

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED


NW
W
SW
S
SE

Annual Report 2001

Contents

Corporate Information

BOARD OF DIRECTORS

Mr. Ng Siu Fai, *Chairman*

Aged 45. Appointed as a director of Jinhui Shipping and Transportation Limited (the "Company") in 1994. As one of the two original founders of the Group (as defined hereinafter) in 1987, Mr. Ng was appointed as the chairman of Jinhui Holdings Company Limited ("Jinhui Holdings"), the Company's holding company, in 1991. His responsibility is to formulate strategic planning for the Company and its subsidiaries (the "Group") as well as oversee all aspects of the Group's operations. Mr. Ng has more than 20 years of experience in the shipping industry, of which over 10 years are in business management and China trade.

Mr. Ng Kam Wah Thomas, *Managing Director*

Aged 39. Appointed as a director of the Company in 1994. Mr. Ng is the other founder of the Group in 1987 and was appointed as a director of Jinhui Holdings in 1991. He is responsible for the Group's overall activities with particular emphasis in chartering. Mr. Ng holds a bachelor's degree in arts from the University of Guelph in Canada and a diploma in management studies, specializing in shipping, from the Plymouth Polytechnic in the United Kingdom.

Mr. Ng Ki Hung Frankie, *Executive Director*

Aged 48. Appointed as a director of the Company in 1994 and a director of Jinhui Holdings in 1991. Mr. Ng has more than 20 years of working experience in the shipping industry particularly in areas of agency shipping, lighterage and feeder services between Hong Kong and China.

Ms. Ho Suk Lin Cathy, *Executive Director*

Aged 38. Appointed as a director of the Company in 1994 and a director of Jinhui Holdings in 1993. Ms. Ho has over 16 years of working experience in finance and management. Prior to joining the Group in 1991, she worked in an international accounting firm. Ms. Ho is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

Mr. So Wing Hung Peter, *Non-executive Director*

Aged 49. Appointed as a director of the Company and a director of Jinhui Holdings in 1994. Mr. So has extensive experience in international finance, gained from his senior management positions in major international banks and financial institutions in Hong Kong and London and currently serves as a director of five other listed companies. Mr. So is an associate member of The Chartered Institute of Management Accountants and The Institute of Financial Services.

Corporate Information

COMPANY SECRETARY

Ms. Ho Suk Lin Cathy

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

CORRESPONDENCE ADDRESS

26th Floor, Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

Noraudit DA
Munkedamsveien 45
P.O. Box 1704, Vika
0121 Oslo, Norway

AUDITORS

Moores Rowland

SHARE REGISTRARS

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Nordea Bank Norge ASA
P.O. Box 1166 Sentrum
0107 Oslo, Norway

Dear shareholders,

The consolidated turnover of the Group for the year ended 31 December 2001 amounted to US$79,025,000, representing an increase of 47% from the consolidated turnover of US$53,611,000 for 2000. Despite a decline in freight earnings for its shipping operations, the Group's consolidated net profit for the year was US$3,325,000 as compared with a net loss of US$14,068,000 for 2000. The earnings per share for the year was US$0.03 as compared with loss per share of US$0.14 for 2000.

Affected by the downturn of the global economy, there was further impairment loss in value of the Group's assets during the year. The overall results of the Group were offset by a provision for impairment in value of fixed assets of US$6,541,000 made during the year in addition to a provision of US$23,124,000 which had been made last year. The provision made during the year comprised of the unrealized loss for the impairment in value of the Group's owned vessels and leasehold land and buildings respectively of US$5,969,000 and US$572,000. If the provisions for impairment in value of fixed assets were not taken into account, the Group's financial results for both years would be comparable.

The board of directors (the "Board") has resolved not to recommend the payment of any final dividend for the year *(2000: Nil)*. As interim dividend has also not been declared in the year *(2000: Nil)*, there will be no dividend distribution for the whole year of 2001 *(2000: Nil)*.

REVIEW OF OPERATIONS

Chartering freight and hire. During the year, the dry bulk market experienced a downturn movement in an overall bearish market. The Baltic Freight Index was at a level of about 1,600 at the beginning of the year, fell abruptly to around 1000 in July 2001 and fell further to close at 876 at the end of the year.

BALTIC FREIGHT INDEX


2000
1500
1000
500
Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec
1997
1998
1999
2000
2001

REVIEW OF OPERATIONS *(Continued)*

The shipping market was still firm and healthy with stable iron ore, coal, fertilizer and grain shipments at the beginning of the year. However, since mid of the year, the economic slowdown experienced by most major markets including the United States, Japan and European countries was more severe than expected, resulting in a much weaker market sentiment and lower rates. The pessimistic market sentiment was then further caused by, among other things, the terrorist attacks in the United States in September 2001 which had a devastating impact notably in the global economic and political environment. Other than an excess of new tonnage over scrapping, a plunge in industrial consumption and investment after the tragedy in the United States intensified the problem of surplus tonnage which accounted primarily for a drop in freight rates during the year.

The decline in freight rates exerted a negative impact on the Group's ship chartering activities as its committed tonnage was yet to be unwound. The shipping turnover was US$78,622,000 for the year, representing an increase of 48% as compared to that of last year, partly attributable to the contributions from the delivery of two newbuildings namely "Jin Li" and "Jin Fu" respectively in February and April 2001. The Group's shipping business ran at an operating profit of US$1,973,000 for the year, representing a decrease of 17% as compared to an operating profit of US$2,373,000 last year.

In view of the unsettled market conditions, the Group has concentrated on its shipping operations and scaled back its interests and investments in other activities. The Group has committed to build seven dry bulk vessels since 1997, among which four were delivered as scheduled by the end of the year. As a result of the delivery of two newbuildings during the year, the Group's gearing ratio as calculated on the basis of the total liabilities over the shareholders' equity increased from 58% at the end of 2000 to 79% at the end of the year. With regard to the remaining undelivered newbuildings, the Group had capital expenditure commitments, net of deposits paid, of approximately US$50,670,000 at the end of the year. Taking account of its cash resources and undrawn committed banking facilities, the Group is confident that it would have adequate funding to meet its commitments as well as to serve its debts on time.

While the Group's expertise remained in Asia, by deploying a flexible and responsive sales strategy as well as an efficient fleet of vessels, the Group managed to serve a balancing portfolio of customers geographically during the year.

REVIEW OF OPERATIONS *(Continued)*

Turnover by Geographical Location of the Loading Ports

2001


Others
1.12%
China
15.15%
USA / Canada
26.39%
Asia
excluding
China
19.56%
Europe
8.28%
South America
6.27%
Australia
16.94%
Africa
6.29%

2000


Asia
excluding
China
10.76%
Others
0.9%
China
0.93%
USA / Canada
33.41%
Africa
15.92%
Europe
13.59%
South America
7.41%
Australia
17.08%

Turnover by Geographical Location of the Discharging Ports

2001


Others
1.76%
China
10.36%
USA / Canada
14.24%
Europe
16.62%
Asia
excluding
China
31.35%
South America
8.46%
Australia
9.10%
Africa
8.11%

2000


Others
1.77%
China
12.93%
USA / Canada
13.31%
Europe
23.58%
Asia
excluding
China
27.95%
South America
2.73%
Australia
1.29%
Africa
16.44%

REVIEW OF OPERATIONS *(Continued)*

Trading and investments in China. Whilst the Group was keen on capitalizing the synergy among its core shipping, trading and various investments activities, the difficulties experienced in recent years, among other things, in the collection of trading debts and investment returns rendered it necessary for the Group to take a very conservative and cautious attitude towards these activities. In line with this strategy, the Group rationalized its trading and various investments in China since last year by either allocating less resources or discontinuing/disposing them altogether as appropriate.

On the whole, the operating results of the Group's businesses in trading and investments in China improved from a loss of US$1,432,000 for 2000 to a profit of US$1,350,000 for the year, primarily due to the Group's persisting effort in collecting the doubtful debts previously provided.

Other operations. The Group has foreign currency exposures in Japanese Yen mainly derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings. As a result of the weakening of Japanese Yen during the year, the Group's other operations recorded an operating profits of US$7,119,000 mainly derived from the realized and unrealized exchange gain for the Group's exposure in Japanese Yen during the year.

OUTLOOK

Looking ahead, the bulk carrier market would continue to face an imbalance between tonnage availability and cargo requirements. Though the growth rate of tonnage from newbuilding deliveries is expected to slow down in 2002, bulk trade is unlikely to increase by a similar extent under the current economic condition. While scrapping would help to ease the problem, a regain of market confidence and an improvement in the health of the global economy would be the main driving forces behind a freight market recovery in the long run.

With such an economic prospect, the Group is still confident that there would be sufficient demand to meet its tonnage commitments and to fill its additional capacity upon deliveries of two newbuildings namely "Jin Tai" and "Jin Kang" in the first quarter of 2002. The Group will remain prudent but responsive to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

26 March 2002

Description of the Group

The Company was incorporated with limited liability in Bermuda on 16 May 1994. Following a reorganization in June 1994 involving the transfer of all the shipping, trading and certain investments in China from its parent company, Jinhui Holdings, the Company became the immediate holding company of this new shipping, trading and investment group.

Apart from Jinhui Holdings, the Company's shareholders come from a diverse, global base of private and institutional investors. Since 1994, the Company's shares have been trading under a full listing on *the Oslo Stock Exchange and also trading in the over-the-counter market* (SEAQ *International*) *in* London. Besides, the Company's Level 1 ADR programme was launched in the U.S.A. in 1996.

POSITIONING

The Group is an international dry bulk shipping operator that has diversified into these commodities' transportation value chain, each phase of which being complementary to its core shipping operations, with particular experiences and strengths in Asia.

SHIPPING BUSINESS

The Group's shipping activities began in the mid 1980's, principally in the form of chartering dry-bulk carriers worldwide. The Group masterminds a complex and meticulous shipping operation linking suppliers with end users around the world. Its chief task is to identify the exact requirements of clients and charter in suitable ships to carry bulk cargo for specific voyages or periods of time. It also owns a number of vessels which are either used for carrying its own cargo or time chartered out to other shipping operators, whichever is expected to bring a higher economic benefit to the Group. Since August 1997, the Group has entered into a number of construction contracts with Sumitomo Corporation for the building of seven dry bulk vessels by Oshima Shipbuilding Company Limited, among which six were delivered up to the date of this report.

SHIPPING BUSINESS *(Continued)*

Name of owned vessels	Type	Size (Dwt) *(Tonnes)*	Year built	Builder
M.V. Jin Bi	Bulk carrier	34,062	1983	Mitsubishi H.I.
M.V. Jin Shun	Bulk carrier	39,728	1984	Imabari
M.V. Jin Sheng	Bulk carrier	38,594	1985	Koyo
M.V. Jin Yi	Bulk carrier	38,590	1985	Koyo
M.V. Jin Da	Bulk carrier	41,346	1986	C.S.B.C.
M.V. Jin Hui	Bulk carrier	50,777	2000	Oshima
M.V. Jin An	Bulk carrier	50,786	2000	Oshima
M.V. Jin Li	Bulk carrier	50,777	2001	Oshima
M.V. Jin Fu	Bulk carrier	50,777	2001	Oshima
M.V. Jin Tai	Bulk carrier	74,204	2002	Oshima
M.V. Jin Kang	Bulk carrier	74,204	2002	Oshima

Vessels under construction (To be named)	Type	Size (Dwt) *(Tonnes)*	Expected delivery date	Builder
M.V. Jin Ping	Bulk carrier	50,700	September 2002	Oshima

The key to success in the ship chartering business is timing, performance and relationship. Ship charterers have to know their clients and suppliers well, building up a mutual bond of trust and respect. It is in this important area that the Group has always excelled, helping to cement contracts and maintain reasonable market share even during difficult periods when the economy has been weak.

In order to enhance its relationship with clients worldwide and its efficiency in the chartering operations, the Group has established a shipping branch office in New York since 1995.

It is the Group's policy to comply with all applicable environmental legislation and regulations in its shipping operations to avoid the emission of noxious liquids into the environment. Accordingly, all the Group's vessels are equipped with the appropriate preventive, monitoring and control devices to meet legal and regulatory requirements.

MISCELLANEOUS

Owing to the size of its chartering operations, the Group has been able to diversify from its shipping activities and develop an effective trading division as well. However, the difficulties experienced in the collection of trading debts in recent years have rendered it necessary for the Group to take a very conservative and cautious attitude towards its trading business. In line with this strategy, the Group has rationalized its trading operation since 2000.

The Group's long-term investments include:

1. *Toll Road*

   The Group has invested US$2 million in Zhongshan Fugang Highway/Danansha Bridge in China. This highway provides an important link between the national highway system and the local industrial areas.

2. *Coke production and warehouse*

   The Group has invested US$5.8 million, representing 36.7% equity interest, in a co-operative joint venture, namely Shanxi Jinyao Coke & Chemical Ltd. ("Jinyao"), in Shanxi Province of China, where the country's largest and best coking coal reserve is found. Jinyao commenced its battery type of metallurgical coke production in 1998 and has achieved its full annual capacity of around 230,000 tonnes. The investment is expected to bring contribution to the Group for 20 years.

   The Group has also participated in auxiliary facilities related to the post-production phases of coke. In particular, the Group's joint venture in Tianjin for providing logistic support in the storage and shipment preparation for coke exports from China commenced operations in 1997.

The directors submit herewith their annual report and the audited financial statements of the Group for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The subsidiaries are principally engaged in the businesses of ship chartering, ship owning, transportation and warehousing.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2001 are set out in the consolidated income statement on page 15.

The Board has resolved not to recommend the payment of any final dividend *(2000: Nil)* for the year ended 31 December 2001. As interim dividend has also not been declared in the year *(2000: Nil)*, there will be no dividend distribution for the whole year of 2001 *(2000: Nil)*.

FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in note 9 to the financial statements.

SUBSIDIARIES

Details of the Company's principal subsidiaries are set out in note 31 to the financial statements.

VESSEL MORTGAGE LOANS AND BANK OVERDRAFT

Details of the vessel mortgage loans and bank overdraft of the Group at balance sheet date are set out in note 18 to the financial statements.

RESERVES

Details of the movements in reserves of the Company and the Group during the year are set out in note 16 to the financial statements.

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to US$11,000.

DIRECTORS AND THEIR INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

The directors of the Company who held office during the year and up to the date of this report and their respective interests in shares of the Company were as follows:

	Interests in shares
Mr. Ng Siu Fai	*Note 1*
Mr. Ng Kam Wah Thomas	*Note 1*
Mr. Ng Ki Hung Frankie	*Note 1*
Ms. Ho Suk Lin Cathy	—
Mr. So Wing Hung Peter	*Note 2*
Mr. Wu Jian Chang *(resigned on 8 March 2002)*	—

In accordance with the Company's Bye-Laws, Mr. So Wing Hung Peter retires at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

Notes:

1. Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited ("Fairline") which is the legal and beneficial owner of 303,856,282 shares of Jinhui Holdings, (representing approximately 57.7% interests in Jinhui Holdings) and 494,049 shares of the Company at balance sheet date. Jinhui Holdings has an approximately 50.9% interest in the Company at balance sheet date. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

2. A family member of Mr. So Wing Hung Peter was the beneficial owner of 2,500,000 shares of Jinhui Holdings and 15,000 shares of the Company at balance sheet date.

Save as disclosed herein, none of the directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations at balance sheet date and at no time during the year was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 27 to the financial statements, no other contracts of significance to which the Company, its holding company, a fellow subsidiary or a subsidiary was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

RELATED PARTY TRANSACTIONS

Details of the Group's related party transactions are set out in note 28 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

AUDITORS

A resolution will be submitted to the forthcoming Annual General Meeting to re-appoint the auditors, Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants.*

On behalf of the Board
Ng Siu Fai
Chairman

26 March 2002

Moores Rowland

To the members
Jinhui Shipping and Transportation Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 48 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 March 2002

Consolidated Income Statement

Year ended 31 December 2001

	Note	**2001** **US$'000**	2000 *US$'000*	1999 *US$'000*
Turnover	*3*	**79,025**	53,611	58,270
Other operating income		**8,574**	6,234	5,706
Other net income (expenses)		**7,239**	7,432	(1,727)
Voyage related expenses		**(69,675)**	(45,270)	(45,404)
Cost of trading goods sold		**—**	—	(9,296)
Staff costs	*4*	**(3,104)**	(3,300)	(4,084)
Other operating expenses		**(4,719)**	(5,008)	(8,617)
Depreciation and amortization		**(6,898)**	(6,093)	(6,283)
Profit (Loss) from operations	*5*	**10,442**	7,606	(11,435)
Interest income		**2,043**	3,001	2,365
Interest expenses	*6*	**(2,614)**	(1,559)	(1,520)
Provision for impairment in value of fixed assets		**(6,541)**	(23,124)	—
Profit (Loss) before taxation		**3,330**	(14,076)	(10,590)
Taxation	*7*	**(19)**	—	—
Profit (Loss) from ordinary activities after taxation		**3,311**	(14,076)	(10,590)
Minority interest		**14**	8	53
Net profit (loss) for the year		**3,325**	(14,068)	(10,537)
Basic earnings (loss) per share	*8*	**US$0.03**	US$(0.14)	US$(0.11)

Separate statement of recognized gains and losses required by the Statement of Standard Accounting Practice 1 "Presentation of financial statements" issued by the Hong Kong Society of Accountants has not been prepared as the only component of such statement is the net profit for the year.

Balance Sheets

At 31 December 2001

	Note	Group		Company	
		2001	2000	**2001**	2000
		US$'000	*US$'000*	***US$'000***	*US$'000*
ASSETS					
Fixed assets	*9*	**131,436**	104,449	**–**	–
Interests in subsidiaries	*10*	**–**	–	**127,878**	140,509
Other investments	*11*	**5,850**	6,280	**–**	–
Other non-current assets	*12*	**465**	3,121	**–**	2,205
Current assets					
Inventories	*13*	**312**	688	**–**	–
Short-term investments	*14*	**3,546**	10,930	**–**	–
Trade receivables		**1,781**	4,849	**–**	–
Prepayments, deposits and other receivables		**6,429**	4,927	**3,872**	1,671
Pledged deposits		**945**	6,134	**–**	4,354
Bank balances and cash		**25,821**	9,160	**10,011**	501
		38,834	36,688	**13,883**	6,526
Total assets		**176,585**	150,538	**141,761**	149,240

Balance Sheets

At 31 December 2001

		Group		Company	
	Note	**2001 US$'000**	2000 US$'000	**2001 US$'000**	2000 US$'000
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	15	**49,214**	49,214	**49,214**	49,214
Reserves		**49,337**	46,012	**91,644**	99,069
Shareholders' funds	16	**98,551**	95,226	**140,858**	148,283
Minority interest		**(74)**	(60)	**–**	–
Non-current liabilities					
Deferred income	17	**–**	3	**–**	–
Vessel mortgage loans, secured	18	**53,344**	32,707	**–**	–
		53,344	32,710	**–**	–
Current liabilities					
Trade payables		**3,170**	5,133	**–**	–
Accrued charges and other payables		**8,513**	8,214	**848**	851
Due to holding company	19	**55**	106	**55**	106
Vessel mortgage loans, secured	18	**8,191**	5,838	**–**	–
Bank overdraft, secured	18	**4,835**	3,371	**–**	–
		24,764	22,662	**903**	957
Total equity and liabilities		**176,585**	150,538	**141,761**	149,240

Approved and authorized for issue by the Board of Directors on 26 March 2002

Ng Siu Fai
Chairman

Ng Kam Wah Thomas
Managing Director

Consolidated Cash Flow Statement

Year ended 31 December 2001

	Note	**2001 US$'000**	2000 US$'000
Net cash inflow from operating activities	20(a)	**22,395**	16,193
Returns on investments and servicing of finance			
Interest received		**2,300**	2,760
Interest paid		**(2,846)**	(1,508)
Dividend and investment income received, including toll income received		**1,178**	323
Net cash inflow from returns on investments and servicing of finance		**632**	1,575
Taxation			
Tax paid		**(19)**	—
Investing activities			
Purchase of fixed assets		**(40,315)**	(50,346)
Proceeds from disposal of fixed assets, other than investment properties		**1**	4
Proceeds from disposal of an investment property		**—**	759
Proceeds from disposal of other investments		**—**	5,070
Net cash outflow from investing activities		**(40,314)**	(44,513)
Net cash outflow before financing		**(17,306)**	(26,745)
Financing activities			
New vessel mortgage loans		**34,653**	31,310
Repayment of vessel mortgage loans		**(7,339)**	(6,650)
Decrease (Increase) in pledged deposits		**5,189**	(2,641)
Net cash inflow from financing activities	20(c)	**32,503**	22,019
Increase (Decrease) in cash and cash equivalents		**15,197**	(4,726)
Cash and cash equivalents brought forward		**5,789**	10,515
Cash and cash equivalents carried forward	20(d)	**20,986**	5,789

Year ended 31 December 2001

1. GENERAL

The Company is an exempt company registered in Bermuda and its shares are listed on the Oslo Stock Exchange.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong which do not differ in all material respects from applicable International Accounting Standards. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities, as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition and to the effective dates of disposal as appropriate.

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of the consideration paid over the fair value of the net assets of the subsidiaries at the dates of acquisition. Any goodwill arising from acquisition is recognized as an intangible asset and is amortized on a straight-line basis over its estimated useful life not exceeding 20 years. Any negative goodwill arising on acquisition is presented as a deduction from goodwill and is released to the income statement based on an analysis of the circumstances from which the balance resulted. On disposal of a subsidiary, the attributable amount of unamortized goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

All material intercompany transactions and balances within the Group are eliminated on consolidation.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Revenue from the operations of ship chartering/owning business is recognized on the percentage of completion basis measured by time proportion.

Income from transportation is recognized in the period when services are provided.

Income from warehousing is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

Dividend and investment income are recognized when the shareholders' rights to receive payment have been established.

Interest earned from held-to-maturity securities is recognized on a time proportion basis that takes account of the effective yield on the held-to-maturity securities from the date of acquisition until maturity. Other interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Drydocking, repairs and survey costs

Vessel repairs and survey costs are written off as incurred. Drydocking and special survey costs are deferred and written off over the drydocking cycle of two to three years. Upon disposal of vessels, any relevant costs not yet written off are transferred to the income statement.

Foreign currencies

Transactions involving foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the results, assets and liabilities of foreign subsidiaries are translated at the approximate rates ruling at balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Hire income and payments applicable to operating leases in respect of time charter are recognized as revenue and expense on the percentage of completion basis. Rental receivables and payables in respect of other operating leases are recognized as revenue and expense respectively on the straight-line basis over the lease terms.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

Retirement costs

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme.

The assets of the defined contribution retirement scheme are held separately from those of the Group in an independently administered fund. Contributions are recognized as expenses as they become payable in accordance with the rules of the scheme.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the income statement when incurred.

Fixed assets, other than investment properties

Fixed assets, other than investment properties, are carried in the balance sheets on the following bases:

- Vessels under construction are stated at cost less necessary provision for impairment loss.
- Motor vessels, leasehold land and buildings and other fixed assets are stated at cost less accumulated depreciation and impairment loss.

Year ended 31 December 2001

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Fixed assets, other than investment properties *(Continued)*

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use, which include the estimated cost for dismantling, removing the asset and restoring the site. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally recognized as an expense in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized as an additional cost of the assets.

The gain or loss arising from the retirement or disposal of assets is determined as the difference between the net sales proceeds and the carrying amount of the assets and is recognized as an income or expense in the income statement.

Depreciation is provided to write off the costs of motor vessels over their estimated useful lives, after taking into account their estimated residual values, using straight-line method over the estimated useful life of 25 years from the date on which they become fully operational.

Depreciation is provided to write off the costs of other fixed assets (as specified below) over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold land	0.1% - 2.4%
Buildings	3%
Vessel's improvement	20% - 40%
Utility vessels, furniture and equipment	6% - 25%
Leasehold improvement	20% - 30%

No depreciation is provided in respect of vessels under construction until it is completed.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long-term basis for their investment potential.

Investment properties are stated at their open market values on the basis of annual professional valuations. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is included in the income statement.

Upon the disposal of an investment property, the relevant portion of the investment property revaluation reserve realized in respect of previous valuations will be included in the income statement.

No depreciation is provided in respect of investment properties with an unexpired lease term of over 20 years.

Subsidiaries

A subsidiary is an enterprise, in which the Company has the power, directly or indirectly, to govern the financial and operating policies so as to obtain benefits from its activities. An investment in a controlled subsidiary is consolidated into the consolidated financial statements. In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment loss.

Other investments

Toll road

Cost of investment in toll road is amortized on an annuity basis over the period of right during which toll income is accrued. The investment in toll road is stated at cost less accumulated amortization and impairment loss.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Other investments *(Continued)*

Co-operative joint ventures

Investments made by means of joint venture structures which do not result in the Group having joint control with other venturers are accounted for as other investments (where the Group exercises neither control nor significant influence). Investments in co-operative joint ventures are stated at cost less accumulated amortization and impairment loss. Costs of investments in co-operative joint ventures are amortized over the respective joint venture periods. Investment income is recognized on a receivable basis and in accordance with the provisions of the joint venture agreements. The profit sharing arrangement may not coincide with the proportion of the capital contribution from the joint venture partners. At the end of the joint venture period, the title to all assets of the joint venture will be reverted to the joint venture partners.

Held-to-maturity securities

Held-to-maturity securities are stated at amortized cost and subject to impairment review at each reporting date to assess the credit risk and appropriate provisions for reducing the carrying values of the investments in these securities. The amount of the provisions is recognized as an expense in the period in which the decline occurs.

The provisions previously made are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

The profit or loss on disposal of held-to-maturity securities is accounted for in the period in which the disposal occurs as the difference between the net sales proceeds and the carrying amount of the securities.

Short-term investments in securities

Short-term investments in securities are stated at their fair values in the balance sheet. The unrealized holding gains and losses for short-term investments in securities are included in the income statement.

The profit or loss on disposal of short-term investments in securities is accounted for in the period in which the disposal occurs as the difference between net sales proceeds and the carrying amount of the securities.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group determines the recoverable amount of the cash-generating unit (the smallest identifiable group of assets that generates cash inflows from continuing use independently) to which the asset belongs.

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

(ii) *Reversals of impairment loss*

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Inventories

Inventories comprise ship stores, which include bunker fuel stores, and trading goods.

Initial ship stores are capitalized as part of the costs of the vessels. Subsequent purchases of ship stores are charged as operating expenses to the extent that they are consumed during the year. Ship stores unused at the balance sheet date are carried forward as inventories at the lower of cost and net realizable value. Trading goods are stated at the lower of cost and net realizable value.

Cost, which comprises all costs of purchase and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Expenditures for which provisions have been recognized are charged against the related provisions in the year in which the expenditures are incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation.

Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advances.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

3. TURNOVER AND REVENUE

The principal activity of the Company is investment holding. Its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, transportation and warehousing.

Turnover and revenue recognized by category are analyzed as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Turnover		
Chartering freight and hire:		
Hire income under time charter from owned vessels	**24,612**	14,363
Other chartering freight and hire income	**54,010**	38,675
Transportation and warehousing	**403**	573
	79,025	53,611
Other revenue		
Dividend and investment income from co-operative joint ventures	**1,048**	227
Interest income	**2,043**	3,001
Revenue	**82,116**	56,839

4. STAFF COSTS

	Group	
	2001	2000
	US$'000	*US$'000*
Wages and salaries	**3,100**	3,189
Pension cost, net of forfeited contributions of US$149,000 *(2000: US$34,000)*	**4**	111
	3,104	3,300

The number of persons employed at balance sheet date was 77 *(2000: 91)*.

Year ended 31 December 2001

5. PROFIT (LOSS) FROM OPERATIONS

	Group	
	2001	2000
	US$'000	*US$'000*
This is stated after charging (crediting):		
Directors' emoluments:		
Fees	**766**	766
Other emoluments	**–**	15
Auditors' remuneration	**50**	60
Cost of inventories	**5,196**	4,546
Hire payment under time charter	**40,641**	20,685
Operating lease charges in respect of land and buildings	**154**	193
Exchange gain, including unrealized provision, for foreign currency exposures	**(6,631)**	(5,541)
Loss on disposal of an investment property	**–**	139
Gain on disposal of other investments	**–**	(390)
Net loss on disposal of short-term investments, including unrealized holding loss of US$808,000 *(2000: US$5,259,000)*	**2,378**	5,577
(Write-back of) Provision for bad and doubtful debts	**(1,358)**	1,639
Write-back of claims provision	**(700)**	–
Revaluation deficit of an investment property	**38**	128
Claims income, including US$Nil *(2000: US$7,333,000)* from the settlement of proceedings taken against certain defendants for their failure to subscribe for the shares in the Company	**–**	(8,947)

6. INTEREST EXPENSES

	Group	
	2001	2000
	US$'000	*US$'000*
Interest on bank loans and overdrafts:		
Wholly repayable within five years	**1,161**	1,365
Not wholly repayable within five years	**1,453**	194
	2,614	1,559

7. TAXATION

Tax has not been provided as the Group's estimated assessable profits for the year are wholly absorbed by unrelieved tax losses brought forward from previous years. Taxation in the consolidated income statement represents under-provision in respect of prior years.

There was no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company for the year.

The Company has received from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset gain or appreciation or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not until 28 March 2016 be applicable to the Company or to any of its operations, or to the shares, debentures or other obligations of the Company.

The major components of deferred taxation not provided (credited) for the year are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
(Reduction) Increase in the excess of tax allowances over depreciation	**(42)**	180
Tax losses utilized (arising)	**204**	(1,036)
	162	(856)

8. BASIC EARNINGS (LOSS) PER SHARE

The calculation of basic earnings (loss) per share is based on net profit attributable to shareholders for the year of US$3,325,000 *(2000: loss attributable to shareholders of US$14,068,000)* and the weighted average number of 98,428,341 *(2000: 98,428,341)* shares in issue during the year.

Diluted earnings (loss) per share was not presented as there was no potential ordinary share in issue in all relevant years presented.

Year ended 31 December 2001

9. FIXED ASSETS

Group

	Motor vessels US$'000	Vessels under construction US$'000	Leasehold land and buildings US$'000	Investment property US$'000	Others US$'000	Total US$'000
Cost or valuation						
At beginning of year	123,801	18,910	14,487	769	7,899	165,866
Additions	546	39,733	–	–	36	40,315
Disposals						
– through disposal of a subsidiary	–	–	(306)	–	(81)	(387)
– others	–	–	–	–	(48)	(48)
Revaluation	–	–	–	(38)	–	(38)
Reclassification	45,415	(45,415)	–	–	–	–
At balance sheet date	**169,762**	**13,228**	**14,181**	**731**	**7,806**	**205,708**
Accumulated depreciation and impairment loss						
At beginning of year	44,061	–	9,931	–	7,425	61,417
Charge for the year	6,208	–	74	–	189	6,471
Disposals						
– through disposal of a subsidiary	–	–	(41)	–	(72)	(113)
– others	–	–	–	–	(44)	(44)
Impairment loss	5,969	–	572	–	–	6,541
At balance sheet date	**56,238**	**–**	**10,536**	**–**	**7,498**	**74,272**
Net book value						
At balance sheet date	**113,524**	**13,228**	**3,645**	**731**	**308**	**131,436**
At beginning of year	79,740	18,910	4,556	769	474	104,449

Investment property of the Group was revalued at balance sheet date by Midland Surveyors Limited, independent professional surveyors, on an open market value basis calculated by reference to comparable market transactions.

All motor vessels and investment property are held for use under operating leases.

9. FIXED ASSETS *(Continued)*

The properties are held under long leases and their net book values are analyzed as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Held in Hong Kong	**3,606**	4,244
Held outside Hong Kong	**39**	312
Investment property in Hong Kong	**731**	769
	4,376	5,325

10. INTERESTS IN SUBSIDIARIES

	Company	
	2001	2000
	US$'000	*US$'000*
Unlisted shares, at cost	**8,724**	8,724
Due from subsidiaries, net of provision	**121,509**	141,061
Due to subsidiaries	**(2,355)**	(9,276)
	127,878	140,509

Details of the Company's principal subsidiaries are set out in note 31 to the financial statements.

Year ended 31 December 2001

11. OTHER INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Toll road, at cost	**2,000**	2,000
Less: Accumulated amortization	**(694)**	(588)
	1,306	1,412
Co-operative joint ventures, at cost	**10,083**	10,083
Less: Accumulated amortization	**(2,460)**	(2,136)
	7,623	7,947
Less: Provision for impairment loss	**(3,079)**	(3,079)
	4,544	4,868
	5,850	6,280

12. OTHER NON-CURRENT ASSETS

	Group		Company	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Deferred drydocking expenses, at cost	**1,864**	2,383	**–**	–
Less: Amount written off	**(1,399)**	(1,467)	**–**	–
	465	916	**–**	–
Claim receivable	**3,872**	3,872	**3,872**	3,872
Less: Amount included in current assets	**(3,872)**	(1,667)	**(3,872)**	(1,667)
Claim receivable due over one year	**–**	2,205	**–**	2,205
	465	3,121	**–**	2,205

13. INVENTORIES

	Group	
	2001	2000
	US$'000	*US$'000*
Ship stores	**311**	668
Trading goods	**1**	20
	312	688

Inventories at balance sheet date were carried at cost.

14. SHORT-TERM INVESTMENTS

	Group	
	2001	2000
	US$'000	*US$'000*
Debts securities, at fair value:		
Listed outside Hong Kong	**2,073**	6,784
Equity securities, at fair value:		
Listed in Hong Kong	**1,161**	3,599
Listed outside Hong Kong	**312**	214
Unlisted	**–**	333
	1,473	4,146
	3,546	10,930

Year ended 31 December 2001

15. ISSUED CAPITAL

	Company	
	Number of shares	Amount *US$'000*
Ordinary shares of US$0.5 each		
Authorized:		
At beginning of year and **at balance sheet date**	**800,000,000**	**400,000**
Issued and fully paid:		
At beginning of year and **at balance sheet date**	**98,428,341**	**49,214**

At balance sheet date, the Company had 1,697 *(2000: 1,818)* shareholders. The major shareholders holding more than 1% of the outstanding shares at balance sheet date were as follows:

Shareholder's name	Percentage holding of shares
Jinhui Holdings Company Limited	50.90
Rich Reward Limited	11.29
Hafslund Invest AS	5.08
Verdipapirfondet Skagen Vekst	2.43
Odin Maritim	1.83
Euroclear Bank S.A. / N.V. ("BA") 25% Clients Securities Reconsiliation Dept. 1	1.61
Erga Morten	1.02
Muslik As	1.02
Part Invest AS	1.02
Tine Pensjonskasse	1.02
	77.22

All shares are registered on the Norwegian Registry of Securities.

Year ended 31 December 2001

16. STATEMENT OF CHANGES IN CAPITAL AND RESERVES

	Issued capital US$'000	Share premium US$'000	Accumulated profits (losses) US$'000	Total US$'000
Group				
At 1 January 2000	49,214	72,087	(12,007)	109,294
Net loss for the year	—	—	(14,068)	(14,068)
At 31 December 2000	49,214	72,087	(26,075)	95,226
Net profit for the year	—	—	3,325	3,325
At balance sheet date	**49,214**	**72,087**	**(22,750)**	**98,551**
Company				
At 1 January 2000	49,214	72,087	21,305	142,606
Net profit for the year	—	—	5,677	5,677
At 31 December 2000	49,214	72,087	26,982	148,283
Net loss for the year	—	—	(7,425)	(7,425)
At balance sheet date	**49,214**	**72,087**	**19,557**	**140,858**

The application of the share premium account is governed by Section 40(2) of the Companies Act 1981 of Bermuda. Reserves of the Company available for distribution to shareholders amounted to US$19,557,000 *(2000: US$26,982,000)*.

17. DEFERRED INCOME

	Group	
	2001 US$'000	2000 US$'000
Negative goodwill on consolidation		
At beginning of year	**3**	(2)
Amortization for the year	**(3)**	5
At balance sheet date	**—**	3

Year ended 31 December 2001

18. VESSEL MORTGAGE LOANS AND BANK OVERDRAFT, SECURED

	Group	
	2001	2000
	US$'000	*US$'000*
The maturity of secured vessel mortgage loans and bank overdraft is as follows:		
Within one year	**13,026**	9,209
After one year but within two years	**7,291**	7,802
After two years but within five years	**13,243**	8,547
After five years	**32,810**	16,358
	66,370	41,916
Less: Amount repayable within one year and included in current liabilities		
Vessel mortgage loans, secured	**(8,191)**	(5,838)
Bank overdraft, secured	**(4,835)**	(3,371)
Amount repayable after one year	**53,344**	32,707

19. DUE TO HOLDING COMPANY

The amount due to holding company is unsecured, interest-free and has no fixed repayment terms.

Year ended 31 December 2001

20. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit (loss) before taxation to net cash inflow from operating activities

	Group	
	2001	2000
	US$'000	*US$'000*
Profit (Loss) before taxation	**3,330**	(14,076)
Depreciation and amortization	**6,898**	6,093
Interest income	**(2,043)**	(3,001)
Interest expenses	**2,614**	1,559
Dividend income from short-term investments	**(60)**	(35)
Dividend and investment income, including toll income	**(1,408)**	(627)
Loss on written off of fixed assets, other than investment properties	**3**	–
Loss on disposal of fixed assets, other than investment properties	**–**	3
Loss on disposal of an investment property	**–**	139
Gain on disposal of other investments	**–**	(390)
Loss on disposal of a subsidiary	**41**	–
Provision for impairment in value of fixed assets	**6,541**	23,124
Revaluation deficit of an investment property	**38**	128
(Write-back of) Provision for bad and doubtful debts	**(1,358)**	1,639
Write-back of claims provision	**(700)**	–
Net drydocking expenses written off	**451**	592
Effects of exchange rates movement	**(4,324)**	–
Discounts on held-to-maturity securities recognized	**–**	(36)
Net increase in claims receivable	**–**	(3,872)
Changes in working capital:		
Inventories	**376**	533
Short-term investments	**7,384**	5,278
Trade receivables	**4,716**	(1,134)
Prepayments, deposits and other receivables	**439**	(35)
Trade payables	**(1,963)**	(309)
Accrued charges and other payables	**1,471**	1,452
Due to holding company	**(51)**	(832)
Net cash inflow from operating activities	**22,395**	16,193

Year ended 31 December 2001

20. NOTES TO THE CASH FLOW STATEMENT *(Continued)*

(b) Summary of the effects of the disposal of a subsidiary

	Group	
	2001	2000
	US$'000	*US$'000*
Net assets disposed:		
Fixed assets	**274**	–
Prepayments, deposits and other receivables	**7**	–
Accrued charges and other payables	**(240)**	–
	41	–
Loss on disposal of a subsidiary	**(41)**	–
	–	–
Satisfied by:		
cash	**–**	–

(c) Analysis of changes in financing during the year

	Group		
	Vessel mortgage loans	**Pledged deposits**	**Total**
	US$'000	*US$'000*	*US$'000*
At 1 January 2000	13,885	(3,493)	10,392
Cash flows from financing	24,660	(2,641)	22,019
At 31 December 2000	38,545	(6,134)	32,411
Cash flows from financing	27,314	5,189	32,503
Effects of exchange rates movement	(4,324)	–	(4,324)
At balance sheet date	**61,535**	**(945)**	**60,590**

(d) Analysis of the balances of cash and cash equivalents

	Group	
	2001	2000
	US$'000	*US$'000*
Bank balances and cash	**25,821**	9,160
Bank overdraft, secured	**(4,835)**	(3,371)
	20,986	5,789

21. DEFERRED TAXATION

A potential deferred tax asset has not been recognized in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilized in the foreseeable future.

At balance sheet date, the major components of deferred taxation (assets) liabilities unprovided are as follows:

	Group	
	2001	2000
	US$'000	*US$'000*
Excess of tax allowances over depreciation	**155**	197
Tax losses carried forward	**(5,165)**	(5,369)
	(5,010)	(5,172)

22. PLEDGE OF ASSETS

At the balance sheet date, the Group had certain credit facilities which were secured by the followings:

(a) Legal charges on the Group's motor vessels and leasehold land and buildings with an aggregate net book value of US$110,575,000 *(2000: US$76,637,000)*;

(b) Deposits totalling US$945,000 *(2000: US$6,134,000)* of the Group placed with a bank;

(c) Short-term investments in securities of fair values totalling US$2,436,000 *(2000: US$6,885,000)* placed with a bank;

(d) Legal charges on shares of eight ship owning subsidiaries of the Company; and

(e) Assignment agreements entered into with banks assigning seven ship owning subsidiaries' chartering income in favour of banks.

Year ended 31 December 2001

23. COMMITMENTS

(a) Capital expenditure commitments

At balance sheet date, the Group had capital expenditure commitments relating to the newbuildings of three *(2000: five)* dry bulk vessels. The total purchase price of these vessels was approximately US$63,450,000 *(2000: US$109,250,000)* and the total amount contracted but not provided for (net of deposit paid) was approximately US$50,670,000 *(2000: US$91,452,000)*.

(b) Commitments under operating leases

At the balance sheet date, the total of future minimum lease payments under non-cancellable operating leases for each of the following periods of the Group are:

	Group	
	2001	2000
	US$'000	*US$'000*
Within one year:		
Land and buildings	**36**	44
Time charter hire	**24,334**	29,453
Others	**–**	4
	24,370	29,501
After one year but within five years:		
Land and buildings	**36**	72
Time charter hire	**49,404**	60,111
	49,440	60,183
	73,810	89,684

Year ended 31 December 2001

24. SEGMENTAL INFORMATION

(a) (i) Consolidated income statement by business segments — 2001

	Chartering freight and hire US$'000	Trading US$'000	Investments in China US$'000	Other operations US$'000	Consolidated US$'000
Turnover	78,622	–	403	–	79,025
Other operating income	7,400	–	1,086	88	8,574
Other net income (expenses)	(41)	–	8	7,272	7,239
	85,981	–	1,497	7,360	94,838
Operating expenses	(77,788)	1,641	(1,347)	(4)	(77,498)
Depreciation and amortization	(6,220)	–	(441)	(237)	(6,898)
Profit (Loss) from operations	1,973	1,641	(291)	7,119	10,442
Provision for impairment in value of fixed assets	(5,969)	–	–	(572)	(6,541)
	(3,996)	1,641	(291)	6,547	3,901
Interest income					2,043
Interest expenses					(2,614)
Profit before taxation					3,330
Taxation					(19)
Profit from ordinary activities after taxation					3,311
Minority interest					14
Net profit for the year					3,325

Year ended 31 December 2001

24. SEGMENTAL INFORMATION *(Continued)*

(a) (ii) Consolidated income statement by business segments – 2000

	Chartering freight and hire US$'000	Trading US$'000	Investments in China US$'000	Other operations US$'000	Consolidated US$'000
Turnover	53,038	–	573	–	53,611
Other operating income	4,234	1,618	230	152	6,234
Other net income	–	–	438	6,994	7,432
	57,272	1,618	1,241	7,146	67,277
Operating expenses	(49,710)	(2,329)	(1,393)	(146)	(53,578)
Depreciation and amortization	(5,189)	(112)	(457)	(335)	(6,093)
Profit (Loss) from operations	2,373	(823)	(609)	6,665	7,606
Provision for impairment in value of fixed assets	(14,738)	–	–	(8,386)	(23,124)
	(12,365)	(823)	(609)	(1,721)	(15,518)
Interest income					3,001
Interest expenses					(1,559)
Loss before taxation					(14,076)
Taxation					–
Loss from ordinary activities after taxation					(14,076)
Minority interest					8
Net loss for the year					(14,068)

(iii) The Group's chartering freight and hire business cannot be attributable to any particular geographical location. The Group's trading and investments in China operations are mainly carried out in China. The Group's other operations, including property investments and short-term investments, are mainly carried out in Hong Kong.

Year ended 31 December 2001

24. SEGMENTAL INFORMATION *(Continued)*

(b) (i) Consolidated balance sheet by business segments — 2001

	Chartering freight and hire US$'000	Trading US$'000	Investments in China US$'000	Other operations US$'000	Consolidated US$'000
Allocated assets					
Fixed assets	126,779	–	53	4,604	131,436
Other investments	–	–	5,850	–	5,850
Other non-current assets	465	–	–	–	465
Current assets	3,910	24	207	7,927	12,068
Total segment assets	131,154	24	6,110	12,531	149,819
Unallocated assets					
Pledged deposits					945
Bank balances and cash					25,821
Total assets					176,585
Allocated liabilities					
Total segment liabilities	70,859	47	265	2,047	73,218
Unallocated liabilities					
Due to holding company					55
Bank overdraft					4,835
Total liabilities					78,108
Capital expenditure incurred during the year	40,287	–	2	26	40,315

Year ended 31 December 2001

24. SEGMENTAL INFORMATION *(Continued)*

(b) (ii) Consolidated balance sheet by business segments — 2000

	Chartering freight and hire	Trading	Investments in China	Other operations	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Allocated assets					
Fixed assets	98,683	130	60	5,576	104,449
Other investments	–	–	6,280	–	6,280
Other non-current assets	916	–	–	2,205	3,121
Current assets	6,532	434	1,472	12,956	21,394
Total segment assets	106,131	564	7,812	20,737	135,244
Unallocated assets					
Pledged deposits					6,134
Bank balances and cash					9,160
Total assets					150,538
Allocated liabilities					
Total segment liabilities	49,220	1,413	393	869	51,895
Unallocated liabilities					
Due to holding company					106
Bank overdraft					3,371
Total liabilities					55,372
Capital expenditure incurred during the year	50,298	47	1	–	50,346

Year ended 31 December 2001

25. CONTINGENT LIABILITIES

At balance sheet date, contingent liabilities not provided for in the financial statements are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	US$'000	*US$'000*	***US$'000***	*US$'000*
Guarantees to secure banking facilities granted to subsidiaries	**–**	–	**122,971**	132,971
Other bank guarantees	**62**	65	**–**	–
	62	65	**122,971**	132,971

Banking facilities granted by the banks to certain subsidiaries were guaranteed by the Company. At balance sheet date, the amount of such facilities utilized was US$66,370,000 *(2000: US$41,915,000)*.

26. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme. It is optional for all qualified employees to choose either of the schemes. The assets of the schemes are held separately from those of the Group in their respective schemes managed by an independent trustee. The pension costs charged represent contribution payable to the funds by the Group at rates specified in the rules of the schemes.

The contributions to the defined contribution retirement scheme vest in employees according to a vesting percentage set out in the scheme. When employees leave the scheme prior to being vested fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. On the other hand, the contributions to the mandatory provident fund scheme vest immediately and fully in employees once the contributions are payable by the Group. There is no forfeited contribution when employees leave the mandatory provident fund scheme.

Year ended 31 December 2001

27. DIRECTORS' INTEREST IN CONTRACTS

Vintage Investments Limited ("Vintage") entered into a consultancy agreement dated 28 September 1999 with the Company pursuant to which Vintage agreed to provide the consultancy services to the Company for a quarterly fee of £2,500 (approximately US$3,500) and an amount up to 1% on the total value of any project where Vintage has undertaken consultancy. The agreement is terminable by giving 30 days prior notice to the other.

Mr. So Wing Hung Peter is a shareholder and a director of Vintage. Consultancy fee in the amount of £10,000 (approximately US$14,000) *(2000: £10,000)* has been paid during the year under the agreement.

Other than as disclosed above, none of the directors has a service agreement with any member of the Group which is not terminable within one year without payment of compensation other than statutory compensation.

28. RELATED PARTY TRANSACTIONS

During the year, the Group had the following related party transactions:

(a) Receipt of an administrative fee of US$394,000 *(2000: US$939,000)* from a holding company.

(b) Payment of rental charges in the amount of US$23,000 *(2000: US$26,000)* to fellow subsidiaries.

29. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company is Fairline, a company incorporated in the British Virgin Islands.

30. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation because the directors believe that the current year's presentation is more appropriate to reflect the Group's operating results.

Year ended 31 December 2001

31. PRINCIPAL SUBSIDIARIES

	Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
	Incorporated in Bermuda				
#	Jinhui MetCoke Limited	12,000 ordinary shares of US$1 each	100%	Investment holding	Worldwide
	Incorporated in the British Virgin Islands				
	Advance Rich Limited	1 share of US$1 each	100%	Investment	Worldwide
#	Jin Hui Shipping Inc.	50,000 shares of US$1 each	100%	Investment holding	Worldwide
#	Jinhui Investments Limited	1 share of US$1 each	100%	Investment holding	Worldwide
#	Jinhui Transportation Inc.	1,000 shares of US$1 each	100%	Investment holding	Worldwide
	Incorporated in Hong Kong				
	Best Flame International Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Fair Fait International Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
	Goldbeam International Limited	5,000,000 shares of HK$1 each	100%	Ship management services, shipping agent and investment	Hong Kong
	Monocosmic Limited	10,000 shares of HK$1 each	100%	Property investment	Hong Kong
	Incorporated in the Republic of Liberia				
	Galsworthy Limited	1 registered share of US$1 each	100%	Ship chartering	Worldwide
	Goldbeam Shipping Inc.	100 registered shares of US$1 each	100%	Ship chartering	Worldwide
	Jinbi Shipping Ltd.	1 registered share of US$1 each	100%	Ship owning	Worldwide
	Paxton Enterprises Limited	500 registered shares of US$1 each	100%	Ship chartering	Worldwide
	Wonder Enterprises Limited	500 registered shares of US$1 each	100%	Ship chartering	Worldwide

Year ended 31 December 2001

31. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
Incorporated in the Republic of Panama				
Jinan Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinda Shipping Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinfeng Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinhui Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinkang Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinli Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinping Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinsheng Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinshun Shipping Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jintai Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinyi Shipping Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Rimpacific Navigation Inc.	2 common shares of US$1 each	100%	Investment	Worldwide
Incorporated in the State of Delaware, United States of America				
Jinhui Shipping (USA) Inc.	500 shares of US$1 each	100%	Shipping agent	United States of America

These are direct subsidiaries of the Company. All other companies are indirect subsidiaries.